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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                                  HARDINGE INC.
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                   412324 30 3
                                 (CUSIP Number)

                       Paul Greenlee, Jr., 1203 K Street,
         Washougal, WA 98671, Telephone: (503) 805-9039, with a copy to
         J. Philip Hunter, Esq., Sayles & Evans, One West Church Street,
                   Elmira, NY 14901; Telephone: (607) 734-2271
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 27, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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CUSIP No.   412324 30 3


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Paul Greenlee, Jr.       S.S.# ###-##-####
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

  NUMBER OF
                    1,822
   SHARES      -----------------------------------------------------------------
               8.   SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          461,262
               -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER

  REPORTING
                    1,822
   PERSON      -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
    WITH

                    461,262
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     463,084
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     5.21%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*


     IN
--------------------------------------------------------------------------------


                                Page 2 of 5 Pages


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                                  SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER:

     Common Stock, Par Value $.01  ("Shares")
     Hardinge Inc.
     One Hardinge Drive
     P.O. Box 1507
     Elmira, New York  14902

ITEM 2.   IDENTITY AND BACKGROUND:

     (a)  NAME
          Paul Greenlee, Jr.

     (b)  RESIDENCE ADDRESS
          1203 K Street
          Washougal, WA  98671

     (c)  PRESENT PRINCIPAL OCCUPATION
          None

  (d, e)  LEGAL PROCEEDINGS
          None

     (f)  CITIZENSHIP
          U.S.A. - State of Washington


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

          Paul Greenlee, Jr. has acquired Shares from time to time as gifts from family and becoming co-trustee and attorney-in-fact with others with respect to Hardinge Inc. Shares. As of the date hereof, 1,822 Shares are owned individually; 407,949 Shares are held as co-trustee of a trust for the benefit of himself and others; 53,313 Shares are held with two other individuals as attorney-in-fact for another.


ITEM 4.   PURPOSE OF TRANSACTION:

          Paul Greenlee, Jr. became a 5% owner on October 27, 2000 on his becoming a co-trustee of a trust holding 407,949 Shares, increasing the Reporting Person's ownership to 5.21% on said date. Mr. Greenlee has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of Schedule 13D.



                                Page 3 of 5 Pages


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ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

     (a)  AGGREGATE NUMBER AND PERCENTAGE OWNED
          463,084, 5.21% based on 8,886,871 shares outstanding on June 30, 2000 as reported by the Issuer.

     (b)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)  sole power to vote or to direct the vote           1,822
           (ii)  shared power to vote or to direct the vote       461,262
          (iii)  sole power to dispose or to direct the
                 disposition of                                     1,822
           (iv)  shared power to dispose or to direct the
                 disposition of                                   461,262

     (c)  TRANSACTIONS DURING PAST SIXTY DAYS:
          On October 27, 2000, Mr. Greenlee became a co-trustee of a trust holding 407,949 Shares.

     (d)  RIGHTS OF ANY OTHER PERSONS TO OWNED SHARES:
          Mr. Greenlee shares the power to vote with two other individual co-trustees with respect to 407,949 Shares. The beneficiaries (one of whom is Mr. Greenlee) of the trust of which Mr. Greenlee serves as co-trustee have the right to dividends received from, but do not have the right to the proceeds of the sale of, such Shares. Mr. Greenlee shares the power to vote with two other individuals as attorney-in-fact with respect to 53,313 Shares.

          Mr. Greenlee is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Greenlee, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in public filings with the Securities and Exchange Commission.

          Mr. Greenlee disclaims beneficial ownership of 226,806 Shares held in two trusts by another for the benefit of Mr. Greenlee and others.


     (e)  DATE UPON WHICH CEASED TO BE 5% BENEFICIAL OWNER:
          Not Applicable








                                Page 4 of 5 Pages


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ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER:

          407,949 Shares are held in trust and the power to vote and dispose is shared with two other individual trustees, Joan A. Sutantyo and Jeanne W. Ward and 53,313 Shares are held under power of attorney for another with the power to vote and dispose shared with two other individuals, Jane G. Joralemon and Douglas A. Greenlee. Mr. Greenlee expressly disclaims that his relationship with his co-trustees and said other attorneys-in-fact constitutes a group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBIT:



          None


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:                                      October 27, 2000


Signature:                                  /s/ Paul Greenlee, Jr.
                                            -----------------------------------
Name:                                       Paul Greenlee, Jr.




















                                Page 5 of 5 Pages